P.E 8.1.02

02052399

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For August 2002
Commission File Number 0-30604

lastminute.com plc
(Name of Registrant)

4 Buckingham Gate
London
SW1E 6JP
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connections with Rule 12g3-2(b): Not applicable.

Enclosures:

Announcements dated :	7 August 2002
Announcement dated :	12 August 2002
Announcement dated :	19 August 2002
Announcement dated :	20 August 2002
Announcement dated :	22 August 2002
Announcement dated :	27 August 2002

CR

lastminute.com plc
Quarter 3 2002 Results

lastminute.com

NEWS RELEASE

For Immediate Release 7 August 2002

QUARTER 3 FINANCIAL RESULTS AND STATEMENT

CONTINUED GROWTH IN OPERATIONAL PROFITABILITY IN UK AND FRANCE

lastminute.com today announces strong Quarter 3 results for the three months to 30 June 2002.

- **Customer conversion rate improves to 20.7% from 12.4% in Quarter 3 2001 and from 18.3% in Quarter 2 2002 and cumulative customer numbers since inception are now at record levels, in excess of 1.0 million**
- **Total transaction value for the Quarter grew by 108.4% year on year and 49.8% quarter on quarter to £61.0 million (Q3 2001: £29.3m, Q2 2002: £40.8m)**
- **Gross profit for the Quarter grew by 90.9% year on year and 28.5% quarter on quarter to £7.9 million (Q3 2001: £4.1m, Q2 2002: £6.1m)**
- **EBITDA loss reduced to £1.9 million for the Quarter, a reduction of 75.6% year on year and 39.9% quarter on quarter (Q3 2001: loss £7.8m, Q2 2002: loss £3.2m)**
- **Loss (before goodwill amortisation and taxation) down 57.0% year on year and 24.5% quarter on quarter to £4.0 million (Q3 2001: loss £9.3m, Q2 2002: loss £5.3m)**
- **Operating cash outflow of £3.2 million for the Quarter, a reduction of 62.2% year on year (Q3 2001: £8.6m). The increased operating cash outflow quarter on quarter of £1.9 million is in line with expectations (Q2 2002: £1.4m)**
- **Cash balance grows to £41.5 million at 30 June 2002**
- **In July 2002 lastminute.com plc announced the proposed acquisition of Travelprice.com SA, one of the largest online travel and leisure providers in France and Italy**

Commenting on the results

Allan Leighton, Chairman, said:

"These results demonstrate the further shift towards Group profitability and positive cashflow. All metrics show underlying improvement and development."

Brent Hoberman, Chief Executive Officer, added:

"The integration of Travelselect and The Destination Group is progressing well and will be completed by 30 September 2002. This Quarter has been key in terms of the strategic acquisitions which will add considerably to shareholder value and create a step change in the scale of the business."

lastminute.com plc
Quarter 3 2002 Results

Financial Highlights (£'000s)

Year on year	Quarter ended 30 Jun 2002	Quarter ended 30 Jun 2001	Growth
Registered subscribers at Quarter end	**5,603,890**	3,514,027	**59.5%**
Cumulative unique customers since inception[1]	**1,016,932**	410,561	**147.7%**
New unique customers in the Quarter	**197,020**	86,814	**126.9%**
Number of items sold in the Quarter	**428,765**	205,138	**109.0%**
Total transaction value (departure based)[2]	**£61,044**	£29,294	**108.4%**
Total turnover (incl. share of joint ventures)	**£8,382**	£4,413	**89.9%**
Gross profit	**£7,883**	£4,129	**90.9%**
Gross margin	**12.9%**	14.1%	**Down 1.2 percentage points**
EBITDA	**£(1,900)**	£(7,776)	**Loss down 75.6%**
Loss (excl. goodwill amortisation) before taxation	**£(3,997)**	£(9,288)	**Loss down 57.0%**
Operating cash outflow	**£(3,236)**	£(8,562)	**Outflow down 62.2%**

Quarter on quarter	Quarter ended 30 Jun 2002	Quarter ended 31 Mar 2002	Growth
Registered subscribers at Quarter end	**5,603,890**	5,023,567	**11.6%**
Cumulative unique customers since inception[1]	**1,016,932**	819,912	**24.0%**
New unique customers in the Quarter	**197,020**	150,362	**31.0%**
Number of items sold in the Quarter	**428,765**	358,569	**19.6%**
Total transaction value (departure based)[2]	**£61,044**	£40,752	**49.8%**
Total turnover (incl. share of joint ventures)	**£8,382**	£6,764	**23.9%**
Gross profit	**£7,883**	£6,133	**28.5%**
Gross margin	**12.9%**	15.0%	**Down 2.1 percentage points**
EBITDA	**£(1,900)**	£(3,159)	**Loss down 39.9%**
Loss (excl. goodwill amortisation) before taxation	**£(3,997)**	£(5,296)	**Loss down 24.5%**
Operating cash outflow	**£(3,236)**	£(1,350)	**Outflow up 139.7%**
Cash balance at Quarter end	**£41,512**	£34,747	**Up 19.5%**

1 Only includes Degriftour, Travelselect and The Destination Group's unique customers since acquisition in October 2000, April 2002 and June 2002 respectively.
2 TTV does not represent the Group's statutory turnover and comprises amounts relating to the Group and its share of joint ventures.

Enquiries:

lastminute.com **+44 (0) 20 7802 4498**
Brent Hoberman – Chief Executive Officer
Martha Lane Fox – Group Managing Director
David Howell – Chief Financial Officer

Citigate Dewe Rogerson **+44 (0) 20 7638 9571**
Fiona Bradshaw
Duncan Murray

High resolution photographs will be available to media at www.vismedia.co.uk

Notes to Editors:
About lastminute.com
lastminute.com operates directly in six European countries and participates in four international joint ventures, providing inspirations and solutions for customers at the last minute. At 30 June 2002 lastminute.com had over 5.6 million subscribers to its weekly newsletter and had established approximately 15,300 supplier relationships. lastminute.com remains the leading independent European travel and leisure site across six countries.

The business is based on the idea of matching supply and demand. lastminute.com offers consumers opportunities to acquire airline tickets, hotel rooms, package holidays, entertainment tickets, restaurant reservations and food delivery, speciality services, gifts and auctions in the United Kingdom, France, Germany, Italy, Sweden, the Netherlands, Spain, Australia, South Africa and most recently

lastminute.com plc
Quarter 3 2002 Results

OPERATIONAL REVIEW

Continued growth in subscribers, customers and conversion

Quarter on quarter, and year on year, we have seen further significant increases in the number of subscribers, customers and the conversion of lookers to bookers. Subscriber numbers are now in excess of 5.6 million which represents an increase of 59.5% year on year and 11.6% Quarter 3 on Quarter 2.

Further enhancements to the breadth of supply, together with a broader product offering supplemented by the acquisitions of Travelselect and The Destination Group, have led to customer numbers reaching record levels during the Quarter. The cumulative number of unique customers since inception, at 30 June 2002, has grown by 147.7% year on year to over 1.0 million.

Continued technological improvements to the website contribute to delivering improved conversion rates which at 30 June 2002 have risen to 20.7% from 18.3% and 12.4% at 31 March 2002 and 30 June 2001 respectively.

Continued growth in total transaction value and gross profit

Total transaction value (TTV) for the Quarter was £61.0 million (Q3 2001: £29.3m), representing an increase of 108.4% over the equivalent period of the prior year and 49.8% quarter on quarter (Q2 2002: £40.8m). The value of forward bookings deferred at the end of Quarter 3 stood at a record quarter end level of £30.0 million for the Group; this amount has increased significantly due to the inclusion for the first time this Quarter end of deferred bookings for Travelselect and The Destination Group.

Turnover, including our share of joint ventures, for Quarter 3 was £8.4 million (Q3 2001: £4.4m), which represents an increase of 89.9% over the equivalent period of the prior year and 23.9% quarter on quarter (Q2 2002: £6.8m).

As expected the gross margin percentage reduced Quarter 3 on Quarter 2 from 15.0% to 12.9% and from 14.1% in Quarter 3 2001. This fall in gross margin recognises the mix impact of the lower margins generated by flight sales compared to other categories following the acquisition of Travelselect and the accelerated growth of other lower margin categories. On a like for like basis margins in the core underlying businesses were 1.0% higher than one year ago. Advertising, sponsorship and commercial revenues have continued to increase significantly from the levels seen in previous quarters.

Growing operational profitability continues in our key UK and French businesses together with an on-going reduction in Group net losses

After reaching operational profitability in Quarter 2, our key UK and French businesses continue on track and have delivered increased operational profitability during Quarter 3, before any contribution from acquisitions. Ongoing growth in business volumes and a continued focus on cost controls have contributed to this growing positive trend.

In addition, we have reduced the Group's net loss (before goodwill amortisation) for the Quarter from £5.3 million in Quarter 2 to £4.0 million, a reduction of 24.5%.

Acquisition and integration of Travelselect and The Destination Group

Following the acquisitions of Travelselect and The Destination Group in April and June 2002 respectively, the results of these operations have been included for the first time in Quarter 3.

These acquisitions further complement and enhance operating profits in the UK. In addition, the Group will benefit from further cost synergies and growth in gross profit once the integrations are complete. The integration of these businesses is progressing well and the creation of a single global travel unit, located in our Farringdon office, is scheduled to be completed by the end of September 2002. This unit will deliver substantial operational gains from the efficient management of a single travel call centre.

Both acquisitions cement further the relationships with key airline and hotel suppliers. The Destination Group strengthens the lastminute.com product portfolio by providing tailor-made holiday solutions for clients for both long haul destinations and city breaks.

lastminute.com plc
Quarter 3 2002 Results

Strategic investment and partnership with LCC24, the online vehicle for Lufthansa City Center (LCC)

In June 2002 we announced the formation of a strategic partnership in Germany with LCC24, the newly established online travel agency for Lufthansa City Center, with a view to creating the largest online travel agency in Germany. lastminute.com plc has acquired 20% of LCC24 for £2.4 million, satisfied by the issue of new shares in lastminute.com.

This transaction will, through LCC, strengthen the already established position of lastminute.com GmbH by providing offline and in-store marketing in LCC's 530 travel agencies and access to their 4.0 million customers in over 300 major German cities. In addition, LCC will provide customers of lastminute.com GmbH and LCC24 access to its travel agencies and kiosks for the collection of tickets and travel wallets and the local payment of invoices.

Proposed acquisition of Travelprice.com SA by lastminute.com plc

In July 2002, we announced the proposed acquisition of Travelprice.com SA, one of the largest online travel and leisure providers in France and Italy.

The acquisition will involve the issue of up to 34,645,088 new lastminute.com shares in exchange for the outstanding shares of Travelprice.com of which 27,999,940 are expected to be issued at completion and the majority of the balance on or before 28 February 2003 following the exercise of outstanding Travelprice.com warrants and places a value on Travelprice.com of £31.9 million (approximately €49.6 million).

An Extraordinary General Meeting will be held on 27 August 2002 for shareholders to authorise the issue of new shares.

lastminute.com launches in Japan

In June 2002 lastminute.com was launched in Japan as part of a joint venture agreement between Kinki Nippon Tourist Co. Ltd, Nippon Travel Agency Co. Ltd, Mitsubishi Corporation/MC Capital Fund, Credit Saison Co. Ltd and Japan Efund.

Due to the strength of its commercial partners in Japan, lastminute.co.jp has managed to source an extensive range of last minute products and services in just four months since completion of the joint venture agreement.

Continued brand development

lastminute.com remains the No. 1 independent travel site across six European countries (NetValue June 2002). The proposed acquisition of Travelprice.com will further cement the positions in France and Italy.

Outlook

As we enter our seasonally strongest fourth quarter, we are well positioned to deliver continued business growth and move towards overall Group profitability and positive operating cashflow.

Brent Hoberman
Chief Executive Officer

Martha Lane Fox
Group Managing Director

7 August 2002

lastminute.com plc
Quarter 3 2002 Results

FINANCIAL REVIEW

Total transaction value (TTV), turnover and gross margins

TTV for Quarter 3 was £61.0 million (Q3 2001: £29.3m, Q2 2002: £40.8m), representing an increase of 108.4% and 49.8% over the equivalent period of the prior year and prior quarter respectively. Turnover including our share of joint ventures for the Quarter totalled £8.4 million (Q3 2001: £4.4m, Q2 2002: £6.8m), which is an increase of 89.9% and 23.9% year on year and quarter on quarter respectively. Gross profit for the Quarter was £7.9 million (Q3 2001: £4.1m, Q2 2002: £6.1m) representing an increase of 90.9% and 28.5% year on year and quarter on quarter respectively.

TTV for the nine months ended 30 June 2002 was £133.5 million representing an increase of 72.7% over the equivalent period of the prior year (9 months ended 30 June 2001: £77.3m). Turnover including our share of joint ventures for the nine months ended 30 June 2002 was £19.9 million representing an increase of 74.6% over the equivalent period of the prior year (9 months ended 30 June 2001: £11.4m). Gross profit for the nine months ended 30 June 2002 was £18.5 million representing an increase of 71.7% over the equivalent period of the prior year (9 months ended 30 June 2001: £10.8m).

Continuing focus on cost base

Ongoing efficiency improvements, together with the benefit from cost reduction programmes introduced in the second half of the last financial year, are delivering substantial reductions in operating costs. Despite the inclusion for the first time this quarter of the Travelselect and The Destination Group businesses, the Group's total operating costs before depreciation and goodwill amortisation have fallen compared with the same quarter in the prior year by £2.1 million (17.8%) to £9.8 million. Overall operating costs before depreciation and goodwill amortisation have, as planned, increased marginally by £0.5 million quarter on quarter, due to ongoing investments in core technology and the inclusion of costs from the acquisitions.

Compared with Quarter 2 2002 general and administration costs remained broadly unchanged at £3.1 million. Product development costs have, as planned, risen to £1.9 million and sales and marketing costs have also as planned, increased by 10.8% to £6.0 million. The increased sales and marketing costs are in line with our expectations and represent increases in seasonal marketing activity positioning the Group for the key quarter 4, and the costs from acquired businesses.

At the time of the preliminary announcement in November 2001 we announced that we would reduce the cash cost base of the Group by £10.0 million, or approximately 20%, during the new financial year. At the end of Quarter 3 2002 year-to-date like-for-like cash costs have fallen by £8.8 million.

Significant EBITDA improvements

Losses before interest, taxation, depreciation and goodwill amortisation have reduced by 39.9% Quarter 3 on Quarter 2 to £1.9 million and year on year by 75.6%. These substantial improvements continue to be delivered through increased sales, significant cost efficiencies and the delivery of profits and synergies arising from the recent acquisitions.

Operating loss improvements

Quarter 3 operating losses of £9.0 million are a reduction of 34.2% from the level seen in the equivalent quarter of the previous year (Q3 2001: £13.7 million).

lastminute.com plc
Quarter 3 2002 Results

Cashflow

Operating cash outflow, as expected, increased quarter on quarter to £3.2 million, from £1.4 million for the prior quarter. Year on year the operating cash outflow for the quarter fell from £8.6 million to £3.2 million, a reduction of 62.2%. We indicated at the time of releasing our Quarter 2 results that cash outflow for Quarter 3 would increase over Quarter 2 due to the timing of payments for capital expenditure and payments in connection with planned increased marketing expenditure paid for in Quarter 3 with the benefit being delivered in Quarter 4.

During Quarter 3 we paid a further £0.2 million as part of the investment in our Japanese joint venture, settled a further £0.5 million in connection with professional fees related to acquisitions and received a net £10.6 million in cash from the acquisitions of Travelselect and The Destination Group.

The overall cash balance grew to £41.5 million at the end of the Quarter (Q3 2002: £34.7m).

David Howell
Chief Financial Officer
7 August 2002

lastminute.com plc
Quarter 3 2002 Results

INDEPENDENT REVIEW REPORT to lastminute.com plc

Introduction

We have been instructed by the company to review the financial information for the three and nine months ended 30 June 2002, which comprises the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Statement of Cash Flows and the related notes 1 to 5. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and nine months ended 30 June 2002.

Ernst & Young LLP
London
7 August 2002

lastminute.com plc
Quarter 3 2002 Results

	Quarter ended 30 Jun 2002 £000s (Unaudited)	Quarter ended 30 Jun 2001 £000s (Unaudited)	Quarter ended 31 Mar 2002 £000s (Unaudited)	9 months ended 30 Jun 2002 £000s (Unaudited)	9 months ended 30 Jun 2001 £000s (Unaudited)
Total transaction value (departure based)[1]	61,044	29,294	40,752	133,527	77,332
Consolidated profit and loss account					
Turnover					
Group and share of joint ventures	8,382	4,413	6,764	19,920	11,409
Less: share of joint ventures	(44)	-	(41)	(132)	-
Continuing Operations:					
Ongoing	6,743	4,413	6,723	18,193	11,409
Acquisitions	1,595	-	-	1,595	-
Group turnover	8,338	4,413	6,723	19,788	11,409
Cost of sales	455	284	590	1,311	650
Gross profit	7,883	4,129	6,133	18,477	10,759
Operating costs					
Product development	1,932	1,371	1,527	5,020	5,441
Sales and marketing	6,015	6,482	5,431	16,497	20,852
General and administration	3,094	3,872	3,004	9,064	11,672
Non-cash share-based compensation	(1,397)	323	(834)	(2,269)	1,235
National Insurance provision	139	(143)	164	328	(572)
Operating costs before depreciation and goodwill amortisation	9,783	11,905	9,292	28,640	38,628
EBITDA	(1,900)	(7,776)	(3,159)	(10,163)	(27,869)
Depreciation	2,240	2,228	2,265	6,864	6,456
Goodwill amortisation	4,730	3,665	3,665	12,060	10,995
Operating loss					
Continuing Operations:					
Ongoing	(9,014)	(13,669)	(9,089)	(29,231)	(45,320)
Acquisitions	144	-	-	144	-
Group operating loss	(8,870)	(13,669)	(9,089)	(29,087)	(45,320)
Share of operating loss in joint ventures	(154)	(42)	(91)	(332)	(140)
Share of operating loss in associate	(1)	-	-	(1)	-
Total operating loss: Group and share of joint ventures	(9,025)	(13,711)	(9,180)	(29,420)	(45,460)
Interest receivable	314	760	236	937	2,793
Interest payable and similar charges	(16)	(2)	(17)	(46)	(33)
Loss on ordinary activities before taxation	(8,727)	(12,953)	(8,961)	(28,529)	(42,700)
Taxation on ordinary activities	-	392	-	-	392
Loss on ordinary activities after taxation	(8,727)	(12,561)	(8,961)	(28,529)	(42,308)
Loss per share -					
Basic and diluted	(4.58)p	(7.32)p	(5.14)p	(15.90)p	(25.01)p
Weighted number of Ordinary [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

lastminute.com plc
Quarter 3 2002 Results

Consolidated Balance Sheet

	At 30 Jun 2002 £000s (Unaudited)	At 30 Jun 2001 £000s (Unaudited)	At 31 Mar 2002 £000s (Unaudited)	At 30 Sept 2001 £000s (Audited)
FIXED ASSETS				
Intangible assets	**60,136**	47,642	36,661	43,992
Tangible assets	**11,211**	14,816	11,048	13,656
Investments – joint ventures				
– gross assets	**1,138**	359	827	455
– gross liabilities	**(335)**	(42)	(189)	(78)
– total joint ventures	**803**	317	638	377
– associates	**19**	-	-	-
Total investments	**822**	317	638	377
Total fixed assets	**72,169**	**62,775**	**48,347**	**58,025**
CURRENT ASSETS				
Stock	**59**	102	107	40
Debtors	**12,196**	13,892	9,893	11,173
Cash at bank and in hand	**41,512**	53,298	34,747	46,617
	53,767	67,292	44,747	57,830
CREDITORS: amounts falling due within one year	**(44,285)**	(28,595)	(24,172)	(26,400)
NET CURRENT ASSETS	**9,482**	**38,697**	**20,575**	**31,430**
TOTAL ASSETS LESS CURRENT LIABILITIES	**81,651**	101,472	68,922	89,455
CREDITORS: amounts falling due after more than one year	**(78)**	(149)	(116)	-
PROVISIONS FOR LIABILIITES AND CHARGES	**(757)**	(1,226)	(554)	(543)
TOTAL NET ASSETS	**80,816**	**100,097**	**68,252**	**88,912**
CAPITAL AND RESERVES				
Called up share capital	**2,068**	1,717	1,743	1,733
Share premium account	**115,827**	112,989	112,950	112,983
Profit and loss account	**(122,971)**	(82,793)	(113,845)	(94,080)
Merger reserve	**81,777**	61,746	61,892	61,892
Other reserves	**4,115**	6,438	5,512	6,384
TOTAL EQUITY SHAREHOLDERS' FUNDS	**80,816**	**100,097**	**68,252**	**88,912**

lastminute.com plc
Quarter 3 2002 Results

Consolidated Statement of Cash Flows	Quarter ended 30 Jun 2002 £000s (Unaudited)	Quarter ended 30 Jun 2001 £000s (Unaudited)	Quarter ended 31 Mar 2002 £000s (Unaudited)	9 mths ended 30 Jun 2002 £000s (Unaudited)	9 mths ended 30 Jun 2001 £000s (Unaudited)
NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(2,007)	(7,620)	(485)	(6,042)	(24,978)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE					
Interest received	314	760	236	937	2,793
Interest paid	(16)	(2)	(17)	(46)	(15)
Net returns on investments and servicing of finance	298	758	219	891	2,778
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT					
Payments to acquire tangible fixed assets	(1,527)	(1,700)	(1,084)	(3,543)	(6,920)
Receipts from sale of tangible fixed assets	-	-	-	282	-
NET CASH OUTFLOW BEFORE ACQUISITIONS AND MANAGEMENT OF LIQUID RESOURCES AND FINANCING	(3,236)	(8,562)	(1,350)	(8,412)	(29,120)
ACQUISITIONS					
Payments to acquire investment in joint venture/subsidiaries	(707)	-	(436)	(7,411)	(21,350)
Cash acquired with subsidiaries	10,609	-		10,609	-
NET CASH INFLOW/(OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	6,666	(8,562)	(1,786)	(5,214)	(50,470)
MANAGEMENT OF LIQUID RESOURCES					
Decrease/(increase) in short term deposits	145	-	(178)	(1,428)	11
FINANCING					
Issue of share capital	99	59	3	109	80
INCREASE/(DECREASE) IN CASH	6,910	(8,503)	(1,961)	(6,533)	(50,379)
RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS					
MOVEMENT IN CASH	6,910	(8,503)	(1,961)	(6,533)	(50,379)
Cash (inflow)/outflow from short term deposits	(145)	-	178	1,428	(11)
	6,765	(8,503)	(1,783)	(5,105)	(50,390)
NET FUNDS AT THE BEGINNING OF THE PERIOD	34,747	61,801	36,530	46,617	103,688
NET FUNDS AT THE END OF THE PERIOD	41,512	53,298	34,747	41,512	53,298

lastminute.com plc
Quarter 3 2002 Results

Notes to the Interim Financial Statements

1. Basis of reporting

The interim financial statements have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year ending 30 September 2001. The financial information contained in this interim statement does not constitute statutory accounts within the meaning as defined in Section 240 of the Companies Act 1985. The financial information for the full preceding year is based on the statutory accounts for the financial year ended 30 September 2001. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

2. Additional Information

	Quarter ended 30 Jun 2002	Quarter ended 31 Mar 2002	Quarter ended 31 Dec 2001	Quarter ended 30 Sept 2001	Quarter ended 30 Jun 2001	Quarter ended 31 Mar 2001
Number of items sold in the period	**428,765**	358,569	298,425	251,522	205,138	188,676
Number of registered subscribers at period end	**5,603,890**	5,023,567	4,591,426	4,208,484	3,514,027	3,136,077
Cumulative unique customers at period end	**1,016,932**	819,912	669,550	536,446	410,561	323,747
Number of unique customers in the Quarter	**197,020**	150,362	133,104	125,885	86,814	89,198
Number of suppliers at period end	**15,324**	10,737	10,113	9,286	8,524	9,147

3. Total transaction value (TTV), turnover and segmental analysis

The Group is engaged in the provision of last minute travel, leisure and gift solutions to its customers via the Internet and other related electronic distribution platforms. The Group's TTV and turnover are all generated within this segment.

	TTV (by destination and source)		Turnover (by destination and source)	
	Quarter ended 30 Jun 2002 £'000s	Quarter ended 30 Jun 2001 £'000s	Quarter ended 30 Jun 2002 £'000s	Quarter ended 30 Jun 2001 £'000s
By geographical area:				
United Kingdom	**38,629**	11,570	**4,901**	1,702
Other European Union countries	**22,017**	17,724	**3,437**	2,711
Joint Ventures	**398**	-	**44**	-
	61,044	29,294	**8,382**	4,413

	Net profit/(loss) on ordinary activities before taxation		Net assets/(liabilities)	
By geographical area:				
United Kingdom	**843**	(1,360)	**70,863**	54,904
Other European Union countries[1]	**(572)**	(3,269)	**(32,381)**	(8,422)
Central costs[2]	**(9,141)**	(9,040)	**-**	-
	(8,870)	(13,669)	**38,482**	46,482
Share of operating loss and net assets of joint ventures and associate	**(155)**	(42)	**822**	317
Net interest receivable	**298**	758	**-**	-
Interest bearing assets	**-**	-	**41,512**	53,298
	(8,727)	(12,953)	**80,816**	100,097

[1] Net assets include £60,136,000 of goodwill at 30 June 2002 (30 June 2001: £47,642,000).

[2] Central costs for both quarters include technical development and maintenance costs and the expenses related to the Group management functions which are not apportioned across the Group's operating businesses. In addition central costs include £4,730,000 of goodwill amortisation for the quarter ended 30 June 2002 (30 June 2001: £3,665,000).

4. Acquisitions

In April 2002 the Group acquired Travelselect.com for a consideration of £9.0 million which was satisfied by the issue of 14,538,011 new ordinary shares at 61 pence each by lastminute.com plc. In addition to the initial consideration, lastminute.com will pay further consideration depending on the EBITDA achieved for the year to 31 January 2003. The additional consideration has been capped to a maximum payment of £3 million and may be satisfied either in new shares or in loan notes, at the option of lastminute.com plc. Preliminary goodwill arising on the acquisition has been assessed as £12.6 million and has been capitalised and is being amortised over four years. The investment has been included in the Group balance sheet using the acquisition method of accounting at its fair value. Net liabilities included within the preliminary goodwill assessment totalled £2.6 million, including £2.8 million cash.

In June 2002 the Group acquired The Destination Holdings Group Limited for a consideration of £12.0 million which was satisfied by the issue of 4,835,298 new ordinary shares at 84 pence each and a vendor placing of 9,638,555 new ordinary shares at 83 pence each by lastminute.com plc. In addition to the initial consideration, lastminute.com plc will pay a maximum deferred amount of £3 million, dependent upon the results of The Destination Holdings Group Limited, including the release of cost synergies, for the year ended 30 April 2003. The deferred consideration may be satisfied either in new shares or cash, at the option of lastminute.com plc. Preliminary goodwill arising on the acquisition has been assessed as £13.2 million and has been capitalised and is being amortised over four years. The investment has been included in the Group balance sheet using the acquisition method of accounting at its fair value. Net assets included within the

In June 2002 the Group acquired 20% of LCC24, the newly established online travel agency for Lufthansa City Center for a consideration of £2.4 million, satisfied by the issue of 2,804,136 new ordinary shares at 85 pence per share. Goodwill arising on the acquisition has been assessed as £2.4 million and has been capitalised and is being amortised over four years.

5. Post balance sheet event

In July 2002, we announced the proposed acquisition of Travelprice.com SA, one of the largest online travel and leisure providers in France and Italy. Further details are provided on page 4.

lastminute.com plc
Quarter 3 2002 Results

Definitions

Registered subscribers are users of the lastminute.com web site who have submitted their e-mail addresses and other data and have elected to receive lastminute.com's weekly e-mail. This does not include users who register with the Company but elect not to receive its weekly e-mails. Since lastminute.com counts its registered subscribers based on their e-mail addresses, users who register multiple times using different e-mail addresses will count as multiple registered subscribers. For example, if a user has registered with lastminute.com using an e-mail address at work and one at home, the user will be counted as two registered subscribers.

Total transaction value does not represent statutory turnover. In the majority of transactions, where lastminute.com acts as agent or cash collector, total transaction value represents the price at which products or services have been sold, net of value added tax and associated taxes. In other cases, for example the reservation of restaurant tables, a flat fee is earned, irrespective of the value of products or services provided. In such cases total transaction value represents the flat fee earned. In the small number of cases where lastminute.com acts as principal, total transaction value represents the price at which products or services are sold, net of value added tax and associated taxes. Departure based total transaction value represents total transaction value calculated with reference to the date of departure.

Turnover - in the majority of cases, lastminute.com does not take ownership of the products or services being sold and acts as agent, receiving a commission from the supplier of the products or services being sold. In these cases, turnover represents commission earned, less amounts due or paid on any commission shared. In a limited number of cases, lastminute.com acts as principal and purchases the products or services for resale. Where lastminute.com acts as principal, turnover represents the price at which the products or services are sold. Turnover is recognised once charges to the customer's credit card have been made except for travel, which is recognised on the date of departure, and is stated exclusive of value added tax and associated taxes. Additional revenue streams (e.g. sponsorship) also contribute to turnover.

Gross margin is defined as gross profit over total transaction value.

Operating cash outflow is defined as net cash outflow before management of liquid resources, financing and acquisitions.

Conversion is defined as the **number of customers** over the number of **registered subscribers** (excluding those applicable to joint ventures).

The **number of customers** is the cumulative number of unique customers (excluding repeat customers) since the inception of lastminute.com and the cumulative number of Degriftour, Travelselect and The Destination Group's unique customers (excluding repeat customers) since October 2000, April 2002 and June 2002 respectively. Customers are defined as individuals who have purchased goods and services over lastminute.com's and Degriftour's platforms.

An **item sold** is an individually priced product or service purchased by a customer within the period.

The **number of suppliers** includes individual airlines, hotels, holiday package suppliers, entertainment vendors, gift suppliers, restaurants and specialty service suppliers.

lastminute.com plc
Quarter 3 2002 Results

This press release may contain forward-looking statements. Expressions of future goals, including without limitation, "intend", "will", "should", "are well on track", "expect" or "continue", and similar expressions reflecting something other than historical fact are intended to identify forward looking statements. The following factors, among others, could cause lastminute.com's actual results to differ materially from those described in the forward looking statements: management of lastminute.com's rapid growth; speed of technological change, including introduction of new architecture for its web sites; systems-related failures; the ability to attract and retain qualified personnel; adverse changes in lastminute.com's relationships with airlines and other product and service providers; adverse changes in the services provided by lastminute.com's suppliers; lastminute.com's ability to attract and develop an adequate international supplier and customer base; potential adverse changes in its commission rates; the effects of increased competition; risks relating to operating in internet – based commerce in foreign markets; lastminute.com's dependence on its ability to establish its brand; lastminute.com's ability to protect its domain names and other intellectual property rights; legal and regulatory risks; a slow down in the continued growth of e-commerce and the internet; unforeseen events affecting the travel industry and factors adversely affecting lastminute.com's share price. All such forward-looking statements are made in reliance on the safe harbour provision of the US Private Securities Litigation Reform Act of 1955. These and other risk factors are described in detail in lastminute.com's shareholder circular dated 8 September 2000, which has been filed with the Securities and Exchange Commission, USA and the Financial Services Authority, UK.

RESIGNATION OF DIRECTOR

lastminute.com plc announces that Linda Fayne Levinson will step down from the board following the Extraordinary General Meeting of the Company on 27th August 2002. Linda has added significant value to the growth of lastminute.com over the last three years and continues to be a great supporter of the business. However, GRP Partners ask their nominated Directors to step down as Directors when the success of their early stage investments is assured.

The Directors would like to take this opportunity to thank her for her substantial contribution to the development of the Company.

12 August 2002

lastminute.com plc

NOTIFICATION OF CHANGE IN HOLDING OF SUBSTANTIAL SHAREHOLDINGS AND DIRECTORS INTERESTS

lastminute.com plc announces that it has been notified today of disposals of Ordinary shares made today by the following shareholders holding more than 3% of the issued Ordinary shares of the Company:

Shareholder	No. of Ordinary shares sold	Remaining shareholding following sale	Percentage of issued shares now held
Cheetah International Investments Limited	8,000,000	17,738,065	8.55%
Global Retail Partners	4,000,000	9,371,280	4.52%

As a result of the disposal of shares made by Cheetah International Investments Limited, the interest of Laurent Laffy, a director of the Company, in the shares of lastminute.com has reduced to 17,738,065 shares (8.55% of the current share capital). In addition, as a result of the disposal of shares made by Global Retail Partners, the interest of Linda Fayne Levinson, a director of the Company, in the shares of lastminute.com has reduced to 9,371,280 shares (4.52% of the current share capital). The disposal of shares by both Cheetah International Investments Limited and Global Retail Partners was effected at 92p per share.

It is noted that, in view of the irrevocable undertakings made by both Cheetah International Investments Limited and Global Retail Partners, the disposal of shares on behalf of these two shareholders have been made on the basis of settlement occurring on 28 August 2002. This settlement period will enable both of these shareholders to vote in favour of the resolution to be proposed at the EGM of the Company to be held on 27 August 2002 as they and the respective directors indicated they would in the circular despatched to shareholders dated 6 August 2002.

ENQUIRIES:

lastminute.com **+44 (0) 20 7802 4399**
Brent Hoberman – Chief Executive Officer
Martha Lane Fox – Group Managing Director
David Howell – Chief Financial Officer

ENDS

19 August 2002

lastminute.com plc

Holding in company

In accordance with Part VI of the Companies Act (as amended) (the "Act"), the Company has received notification from Schroders Investment Management Limited that on 14 August 2002 the total notifiable interest of Schroders Investment Management Limited and certain of its subsidiary and affiliated companies, also comprising the notifiable interest of Schroders plc, in the ordinary shares of the Company was 22,167,321, being 10.74% of the issued share capital.

Percentage holdings have been calculated using an issued share capital of 206,381,544 ordinary shares.

lastminute.com PLC

20 August 2002

Holding in Company

In accordance with Part VI of the Companies Act (as amended), the Company has received notification from Deutsche Bank AG that on 19 August 2002 the total notifiable interest of Deutsche Bank AG and its subsidiary companies, in the ordinary shares of lastminute.com plc was 6,575,000 being 3.17% of the issued share capital.

Percentage holdings have been calculated using an issued share capital of 207,515,684 ordinary shares.

22 August 2002

lastminute.com plc

Holding in company

In accordance with Part VI of the Companies Act (as amended), the Company has today received notification from 21 Nextwork Belgium SA that it no longer has a notifiable interest in the ordinary share capital of the Company.

lastminute.com

27 August 2002

Result of EGM and Listing of Shares

At the extraordinary general meeting of the company today the resolution approving the issue of shares relating to the acquisition of Travelprice.com was duly passed.

Application has been made to the UK Listing Authority and London Stock Exchange for the listing of 34,645,088 new ordinary shares. It is expected that completion of the acquisition will occur on Thursday 29th August. 27,999,940 new ordinary shares will be issued on that date with the majority of the balance of the new ordinary shares being issued on or before 28 February 2003, following the exercise of outstanding Travelprice.com warrants.

Brent Hoberman, Chief Executive Officer of lastminute.com said:

"We are delighted that shareholders have approved this transaction. We understand that Travelprice.com is performing well ahead of our expectations during the current quarter. Total transaction value is over 50% ahead of last year for the key months of July and August. We look forward to the business contributing to lastminute.com's European growth in the future."

Enquiries:

lastminute.com **+44 (0) 20 7802 4498**
Brent Hoberman – Chief Executive Officer
Martha Lane Fox – Group Managing Director
David Howell – Chief Financial Officer

Citigate Dewe Rogerson **+44 (0) 20 7638 9571**
Fiona Bradshaw
Duncan Murray
Julian Walker

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

lastminute.com plc

Dated: 27 August 2002

By:

Simon Watkins
Group Company Secretary